Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza +52 (81) 8888-4576 alfredo.garza@cemex.com	Analyst and Investor Relations Fabián Orta +52 (81) 8888-4139 fabian.orta@cemex.com

CEMEX COMMITS TO LEAD THE INDUSTRY

IN CLIMATE ACTION

•	CEMEX sets a new target of below 475 kg of CO2 for 2030, a more than 40% reduction in emissions, and aligns the goal with Science Based Targets initiative (SBTi) under the Well Below 2[o]c scenario.

•	CEMEX now expects to achieve its previous 2030 goal of 520 kg of CO2 by 2025, five years ahead of schedule.

•	CEMEX has also introduced a medium-term carbon reduction goal for concrete of 165 kg of CO2 per cubic meter by 2030.

•	The company expects to invest approximately US$60 million annually under its Future in Action program designed to reduce its carbon footprint.

MONTERREY, MEXICO. JUNE 24, 2021 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it is setting a new, more aggressive target to be below 475 kg CO2, an approximately 40% reduction in CO2 emissions, by 2030. This new goal is aligned to the Well Below Two Degree scenario of the SBTi.

CEMEX is now bringing forward its previous 2030 carbon goal of 520 kg CO2, equivalent to a 35% reduction in emissions, by 5 years to 2025.

In addition, CEMEX, as the largest concrete producer in the Western world, commits to reduce its CO2 emissions in its concrete business by 35%, reaching 165 Kg of CO2 per cubic meter, by 2030. Concrete plays a crucial role in the industry by offering additional pathways beyond cement to eliminate carbon and reach its net zero ambition by 2050.

“Climate action is the biggest challenge of our times, and CEMEX is taking decisive action to address it,” said Fernando A. Gonzalez, CEMEX CEO. “We commit to continue leading the industry in climate action not only because it creates value, but more importantly, because it is the right thing to do. CEMEX is building a better future, and that future must be sustainable.”

The company expects to invest approximately US$60 million annually to achieve its new 2030 target. These new ambitious goals are a pillar under CEMEX’s Operation Resilience strategy and the core of the Future in Action program designed to reduce its carbon footprint.

In the roadmap to reach its 2025 and 2030 targets, CEMEX relies on existing operating protocols, materials, as well as proven technology, which it has been successfully deploying in Europe over the last two decades.

CEMEX’s levers to achieve its new target include the use of alternative fuels with high biomass content, hydrogen injection, low temperature and low CO2 clinker, decarbonated raw materials, optimization of the kilns’ heat consumption and the reduction of clinker factor through the higher utilization of blended cements in the market.

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain, and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: cemex.com

Note: All percentage variations related to CO2 emissions are compared to the company´s 1990 baseline.

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This press release contains forward-looking statements and information, within the meaning of the U.S. federal securities laws, that are necessarily subject to risks, uncertainties, and assumptions. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar words. These forward-looking statements, as of the date such forward looking statements were made, or unless otherwise indicated, reflect CEMEX’s and its direct and indirect subsidiaries (the “Company”) current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results, performance, or achievements to differ materially from the Company’s expectations. No assurance can be given that the goals described herein will be achieved. Many risks, uncertainties and other important factors could cause actual results, performance or achievements of the Company (such as achieving the goals of “Operation Resilience” or the timing thereof) to be materially different from those expressed or implied in this release. Some of the risks, uncertainties and other important factors that could cause expectations, beliefs, intentions and results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of coronavirus identified in China in late 2019 (“COVID-19”), which have affected and may continue to adversely affect the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the Company’s products and services, among other adverse consequences; the cyclical activity of the construction sector; the Company’s exposure to other sectors that impact the Company’s and its clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which the Company offers its products and services; general political, social, health, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under its debt agreements, the indentures that govern the Company’s senior secured notes and the Company’s other debt instruments and financial obligations, including the Company’s perpetual debentures; the availability of short-term credit lines or working capital facilities, which can assist the Company in connection with market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital and on the cost of the products and services the Company purchases; loss of reputation of our brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives, implement its pricing initiatives for its products and generally meet the Company’s “Operation Resilience” goals and targets; the increasing reliance on information technology infrastructure for the Company’s sales, invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States – Mexico – Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the Company’s public filings. Readers are urged to read this press release and carefully consider the risks, uncertainties and other factors that affect the Company’s business and operations. The information contained in this press release is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by the Company with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect actual results, performance or achievements may vary materially from those described herein. The Company assumes no obligation to update or correct the information contained in this press release.

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